

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2011

<u>VIA U.S. MAIL AND FACSIMILE</u>

Stephen R. Brunner
Chief Executive Officer, Chief Operating Officer and President
Constellation Energy Partners LLC
1801 Main Street, Suite 1300
Houston, Texas 77002

> **Re: Constellation Energy Partners LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 1-33147**

Dear Mr. Brunner:

        We have completed our review of your filings and do not have any further comments at this time.

                                Sincerely,

                                Anne Nguyen Parker
                                Branch Chief